Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-196641

Term Sheet

525,000 Depositary Shares Each Representing a 1/25th Ownership Interest

in a Share of Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series D

Issuer:	KeyCorp (Ticker: KEY)

Security:	Depositary Shares Each Representing a 1/25th Ownership Interest in a Share of Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series D (the “Series D Preferred Stock”)

Size:	$525,000,000 (525,000 depositary shares)

Maturity:	Perpetual

Expected Ratings*:	Baa3 / BB+ / BB (Moody’s / S&P / Fitch)

Liquidation Preference:	$25,000 per share of preferred stock (equivalent to $1,000 per depositary share)

Dividend Rate (Non-Cumulative):	From the date of issuance to, but excluding, September 15, 2026, dividends will be calculated at a fixed annual rate of 5.000%, and from, and including, September 15, 2026, dividends will be calculated at a floating annual rate equal to three-month LIBOR, reset quarterly, plus 3.606%.

Dividend Payment Date:	15th day of March, June, September and December, commencing on December 15, 2016, in each case when, as and if declared by the Issuer’s board of directors or any duly authorized committee of the Issuer’s board of directors.

Optional Redemption:

On September 15, 2026, or any dividend payment date thereafter, the Series D Preferred Stock may be redeemed at our option, in whole or in part, at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share) plus any declared and unpaid dividends, without regard to any undeclared dividends. Notwithstanding the foregoing, the Series D Preferred Stock may be redeemed at the Issuer’s option in whole, but not in part, at any time within 90 days after the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share) plus any declared and unpaid dividends, without regard to any undeclared dividends. Neither the holders of Series D Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series D Preferred Stock. The Issuer’s redemption of the Series D Preferred Stock will cause the redemption of the corresponding depositary shares.

Under the Federal Reserve’s current risk-based capital guidelines applicable to bank holding companies, any redemption of the Series D Preferred Stock is subject to prior approval of the Federal Reserve, and the Issuer must either replace the shares to be redeemed with an equal amount of instruments that qualify as common equity Tier 1 capital or additional Tier 1 capital, or demonstrate to the Federal Reserve that following such redemption the Issuer will continue to hold capital commensurate with its risk.

Trade Date:	September 6, 2016

Settlement Date:	September 9, 2016 (T+3)

Public Offering Price:	$1,000 per depositary share

Underwriting Discount:	$5,250,000

Net Proceeds (before expenses) to Issuer:	$519,750,000

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Goldman, Sachs & Co. J.P. Morgan Securities LLC KeyBanc Capital Markets Inc.

Co-Managers:	Academy Securities, Inc. CastleOak Securities, L.P.

Depositary:	Computershare Trust Company, N.A. and Computershare Inc., jointly.

Listing:	The depositary shares will not be listed on any security exchange or electronic trading network.

CUSIP/ISIN:	493267 AK4 / US493267AK43

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The depositary shares are equity securities and not bank deposits, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

KeyBanc Capital Markets Inc., is an affiliate of KeyCorp and a member of FINRA and is participating in the distribution of the depositary shares. The distribution arrangements for this offering comply with the requirements of FINRA Rule 5121, regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with FINRA Rule 5121, no FINRA member firm that has a conflict of interest under FINRA Rule 5121 may make sales in this offering to any discretionary account without the prior approval of the customer.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, Goldman, Sachs & Co. at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533 or KeyBanc Capital Markets Inc. at 1-866-227-6479.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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